Correspondence

DRAX, INDUSTRIES INC

3125 SCOTT STREET

VISTA CALIFORNIA 92081

Telephone (760) 739-0069

Virgil@draxindustries.net

Date May 7, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

RE:	Drax, Industries Inc. (“Registrant”) Amendment No 3 to Registration Statement on Form S-1 Filed, May 7, 2021 File No. 333-253043

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 3 has been revised in accordance with the Commission’s May 5, 2021 conversion.

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to the comment discussed telephonically on May 5, 2021.

Line of Credit

1.       Confirm throughout the S-1/A who the lender is on the line of credit and state if the lender is a related party or unrelated party.

In response to your comment, we have revised the disclosure on Form S-1/A throughout. We have stated who the lender is “U.S. Affiliated, Inc.” and that U.S. Affiliated, Inc. is not a related party. We have also attached the line of credit as “Exhibit 10.6” to our S-1/A filing on April 26, 2021.

Throughout the S-1/A

A loan from an investor for Ten thousand five hundred Dollars ($10,500.00) and a Line of Credit Agreement for One Hundred Thousand dollars ($100,000) with U.S. Affiliated, Inc. an unrelated third party.

/s/ Virgil Enriquez

Virgil Enriquez

President and Chief Executive Officer